Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via EDGAR

August 7, 2025

Al Pavot and Li Xiao
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Relativity Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-41283

Dear Mr. Pavot and Ms. Xiao:

On behalf of our client, Relativity Holdings Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 21, 2025 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024 (the “10-K”). Contemporaneously, we are filing an amended 10-K (the “Amended 10-K”) [and 10-Q for the quarter ended March 31, 2025] via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 10-K, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Statements of Cash Flows, page F-6

1.	It appears that the cash received from your Trust account should be reported as an investing cash inflow instead of as an outflow. Also, the cash paid to redeem stock should be reported as a financing outflow instead of as an inflow. In this regard we note the description of the redemption transaction on page F-14. The impact of this issue is material to your reported investing and financing cash flows for the year. It appears that the audit report and financial statements may need to include error correction disclosures. A similar issue is noted in your March 31, 2025 Form 10-Q. Please revise or advise.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Al Pavot and Li Xiao August 7, 2025 Page 2

Response: The Company advised that the presentation of the cash withdrawn from the Trust Account as an investing cash outflow and the cash used to redeem stock as a financing cash inflow was made in error. In accordance with ASC 230-10-45 the correct presentation should reflect:

•	Cash withdrawn from the Trust Account as an investing cash inflow, as it represents a release of funds previously classified as investing assets.

•	Cash used to redeem Class A ordinary shares as a financing cash outflow, as it reflects a return of capital to shareholders and a reduction of the Company’s equity.

The Company has revised the statements of cash flows in the Amended 10-K and the disclosure on page F-6 to correct these classifications.

2.	In the event you amend the 10-K and 10-Q, please ensure to include the appropriate reference of the year in your 906 certifications where we note the year ended December 31, 2023 was referenced for your 2024 10-K, and also include the leading sentence referring to internal control over financial reporting in Item 4 as well as Item 4(b) in your 302 certifications we note as missing for your March 31, 2025 10-Q. Please also ensure these certifications are currently dated and properly refer to the 10-K and 10-Q amendment.

Response: The certifications have been revised in the Amended 10-K and the Amended 10-Q in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner